APPENDIX 4E – PRELIMINARY FINAL REPORT FOR THE

PERIOD ENDED 2 JANUARY 2022

1.	Company Details

Name of entity: Revasum, Inc.

ARBN: 629 268 533

Reporting Period: Fiscal period ended 2 January 2022

Previous Corresponding Period: Fiscal period ended 3 January 2021

2.	Results for Announcement to the Market

	2 Jan 2022	3 Jan 2021	Movement Up/(Down)
	US$’000	US$’000	US$’000%
Revenue from ordinary activities	13,710	15,368	(1,658)	(11%)
Gross profit	4,843	4,888	(45)	-
Operating loss	(5,244)	(8,927)	3,683	41%
Loss from ordinary activities after tax attributable to members of the parent entity	(1,965)	(9,156)	7,191	79%

3.	Review of Operations and Financial Results

Refer to the accompanying Annual Financial Report for the Consolidated Statement of Profit or Loss and Other Comprehensive Income, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and accompanying notes.

Also refer to the Operational Update and Directors’ Report in the accompanying Annual Financial Report and accompanying announcement for further details and commentary on the results.

4.	Dividends

No dividends have been paid or are proposed to be paid by Revasum, Inc. for the fiscal period ended 2 January 2022 (2021: $Nil).

5.	Net Tangible Assets per share:

	2 Jan 2022	3 Jan 2021
Net tangible assets per share (US$ per share)	0.11	0.08

6.	Control Gained or Lost over Entities

During the fiscal period, no control was gained or lost over entities.

7.	Details of Associates and Joint Venture Entities

The Group has no investments in associates or joint ventures during the reporting period.

8.	Accounting Standards

The annual financial report has been compiled using Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”).

9.	Audit Status

The Revasum, Inc. annual financial report for the fiscal period ended 2 January 2022 has been subject to audit by our external auditors, BDO Audit Pty Ltd. A copy of the independent audit report to the members of Revasum, Inc. is included in the accompanying annual report.

Rebecca Shooter-Dodd (President and CEO & Executive Director)
24 February 2022

REVASUM, INC.

A DELAWARE CORPORATION

 ARBN 629 268 533

ANNUAL FINANCIAL REPORT

FOR THE PERIOD ENDED

2 JANUARY 2022

TABLE OF CONTENTS

Corporate Directory	2
Chairman’s Letter	3
Operational Update	5
Directors’ Report	7
Consolidated Statement of Profit or Loss and Other Comprehensive Income	13
Consolidated Statement of Financial Position	14
Consolidated Statement of Changes in Equity	15
Consolidated Statement of Cash Flows	16
Notes to the Consolidated Financial Statements	17
Directors’ Declaration	42
Independent Auditor’s Report	43
Additional Shareholder Information	46

Revasum, Inc.	1

CORPORATE DIRECTORY

Company

Revasum, Inc. 825

Buckley Road

San Luis Obispo, 93401 USA

Phone: +1 (805) 541 6424

Website: www.revasum.com

Directors

Kevin Landis	Chairman, Non-Executive Director
Rebecca Shooter-Dodd	President and CEO & Executive Director
Ryan Benton	Non-Executive Director
Paul Mirabelle	Independent Non-Executive Director

Company Secretary

Rebecca Shooter-Dodd

Australian Securities Exchange Representative

Danny Davies

United States Registered Office

c/o Incorporating Services Ltd

3500 South Dupont Highway

Dover, Delaware 19901 USA

Australian Registered Office

c/o Company Matters Pty Limited Level

12, 680 George Street

Sydney, NSW 2000 Australia

United States Legal Adviser

Troutman Pepper Hamilton Sanders LLP

5 Park Plaza

Suite 1400

Irvine, CA, 92614 USA

Australian Legal Adviser

Maddocks

Angel Place Level 27

123 Pitt Street

Sydney, NSW 2000 Australia

Share Registries

Link Market Services	American Stock Transfer and Trust Company, LLC
Level 12, 680 George Street	6201, 15th Avenue
Sydney, NSW 2000 Australia	Brooklyn, NY 11219 USA
Telephone: +61 1300 554 474	Telephone: +1 (718) 921 8386

Securities Exchange Listing

Revasum, Inc. (ASX Code: RVS)

Chess Depository Interests (“CDIs”) over shares of the Company’s common stock are quoted on the Australian Securities Exchange. One CDI represents one fully paid share in the Company.

Revasum, Inc.	2

CHAIRMAN’S LETTER

Fellow Shareholders,

While 2021 saw pandemic-related challenges affect supply chains and production across the semiconductor industry, Revasum was able to successfully navigate through these headwinds, and through a refocus and expansion of revenue streams for the business we are well placed to capture the positive momentum in demand we are now seeing in the Silicon Carbide (SiC) industry.

I am proud and optimistic of the progress we achieved during FY21. We were able to offset the decline in equipment revenue brought about by global supply chain disruptions with increases in our other revenue streams, including spare parts, upgrades and consumables. Improving the revenue stream mix has been a key strategic focus for the team and has resulted in a more consistent cashflow profile.

We are one of only a few companies globally with grinding and polishing technology designed specifically for SiC, a material that is hard to process. It is core to our business strategy and we remain committed to harnessing our extensive design and engineering expertise to meet our clients’ needs. The growing sales order backlog of US$8.7 million at 18 January 2022 reflects increased SiC industry demand and our ability to capture this demand.

Most recently, Revasum achieved process acceptance (meeting agreed process criteria for the tool) on the first 6EZ SiC Polisher shipped to Europe. This is a significant achievement confirming that our technology works to its advanced specifications and solidifies our market leading position for SiC equipment. We are seeing strong elevation activity on our flagship 6EZ, which alongside the 7AF-HMG SiC Grinder, positions us well to capitalise on the increasing industry demand.

While revenue of US$13.7 million for FY21 was slightly down from FY20 (US$15.4 million) we were pleased by two emerging trends. First, and as previously mentioned, our focus on further diversifying our revenue streams was achieved with the spare parts, upgrades and consumables revenue streams up 13% year on year to US$6.2 million, representing 45% of total revenue. Secondly, we generated strong second half earnings momentum, totaling US$9.1 million. With an increasing sales order backlog, we are confident that the earnings momentum will continue.

Gross margin improved to 35.3% in FY21, up from 31.8% in FY20. This was achieved through list prices reviewed across all product lines and higher margin product mix.

Strengthening our balance sheet has been a key priority for us in FY21. We finished the financial year with US$4.3 million cash in the bank, and successfully completed an entitlement offer in Q1 of A$7.9 million (US$6.1 million). It was pleasing to see our two major shareholders, Firsthand Venture Investors and Perennial, take up their full entitlements, while we also welcomed several new institutional investors to our register.

Looking forward, the two key fundamentals underpinning Revasum’s markets are very attractive:

•	Global fab equipment spending for front end facilities is expected to increase 10% YOY in 2022 to an all-time high of over US$98 billion. This represents the third consecutive year of growth following increases of 39% in 2021 and 17% in 2020[1]

•	Our technology is a critical part of the supply chain for the manufacture of electric vehicles (EV), 5G and solar products. While these end markets are contributing to the significant growth in SiC products, the EV industry has been particularly influential and represents a significant growth opportunity. For EVs, automakers are switching to SiC invertors, for the superior semiconductor properties, which in turn assist in reducing EV weight, achieve faster charging and ensure longer driving ranges. As more automakers switch to SiC invertors for EVs, demand for SiC is expected to increase exponentially.

[1]	https://www.semi.org/en/news-media-press-releases/global-fab-equipment-spending-projected-to-log- record-high-in-2022-to-mark-third-consecutive-year-of-growth-semi-reports

Revasum, Inc.	3

CHAIRMAN’S LETTER

We will continue to ensure that we retain the right capital structure to deliver on the growth strategy in those markets and support increased shareholder value. We recently announced a new secured loan up to US$8 million growth capital facility with SQN Venture Partners. The facility will be utilized for product development (next generation on 6EZ SiC polisher) and working capital requirements. We feel our current capital structure is well placed to fund the business moving forward and enable us to deliver on our growth aspirations.

We have strong leadership in place to enable us to meet our business goals. Rebecca Shooter-Dodd was appointed President, CEO and Executive Director on 13 September 2021. In her previous role as CFO & COO she was instrumental in bring the 6EZ to market and overseeing the first sales and initial steps in the tool’s commercialisation. Most recently Alejandro Garcia was named COO (commencing 3 January 2022). With over 30 years of experience, Alejandro will be focused on driving operational processes and manufacturing systems and guide the infrastructure scale-up of the Company’s silicon and SiC wafer grinding and polishing equipment technology.

We have had a very busy and successful year in 2021, and none of it would have been possible without the world-class team we have in place. I would like to thank my fellow directors for their counsel and advice over the past year. In addition, I want to thank all our employees for their commitment and professionalism.

Finally, I would like to take this opportunity to thank all our shareholders for their continued support. We look forward to providing updates on further progress and continuing to grow shareholder value.

Kevin Landis
Chairman and Independent Non-Executive Director
24 February 2022
San Jose, California

Revasum, Inc.	4

OPERATIONAL UPDATE

FISCAL PERIOD ENDED 2 JANUARY 2022 HEADLINES

•	Total revenue US$13.7M (FY20: US$15.4M)
•	Other revenue of US$6.2M (FY20: US$5.5M), an increase of 13% year on year (YOY)
•	Gross margin improvement to 35.3% (FY20: 31.8%)
•	EBITDA loss of US$3.2M (FY20: US$7.4M loss), a 57% improvement YOY as a result of improved margins and continual reduction in discretionary spend
•	Total backlog of US$8.7 million as of 18 January 2022
•	Equipment backlog of US$6.3 million as of 18 January 2022
•	Other revenue backlog of US$2.4 million as of 18 January 2022
•	Total FY22 revenue guidance of US$25 million – US$35 million
•	Engaging with contract manufacturers to support capacity expansion and meet customer demand
•	PPP loans of US$3.4 million fully forgiven
•	Installation and process acceptance achieved for first 6EZ shipped during the fiscal year
•	Global fab equipment spending for front-end facilities expected to increase 10% YOY in 2022 to an all-time high of over US$98 billion

Revenue, Gross Margin Expansion and Robust Sales Order Backlog

Total revenue for FY21 is US$13.7 million (FY20: US$15.4 million), of which US$7.5 million (FY20: US$9.9 million) is equipment revenue and US$6.2 million (FY20: US$5.5 million) is other revenues – including spares, service and other revenue streams. While equipment revenues were down slightly on FY20 due to supply chain delays and product transition, other revenues increased 13% YOY. This reflects the strategic focus to expand other revenues to provide more consistent cash flow on an ongoing basis. Importantly, FY21 equipment revenues also included the first shipment for revenue of the 6EZ SiC Polisher.

Revasum improved gross margin – now 35.3%, up 10% year on year. This was achieved through list prices reviews across all product lines and the increase in other revenues which attract a higher gross margin.

The total sales order backlog of US$8.7 million as of 18 January 2022 (US$8.4 million as of 13 October 2021) reflects the increased demand in the SiC industry. We continued to take orders for our 6DZ Si Polisher and 7AF-HMG Grinder during the quarter and saw strong evaluation activity on the 6EZ SiC Polisher.

FY22 Revenue Guidance

The Company has announced total FY22 revenue guidance of US$25 million – US$35 million in light of increased customer demand and strong market dynamics for the SiC industry. This is comprised of US$18 million – US$25 million of equipment revenue, and US$7 million – US$10 million for other revenues.

Revasum anticipates it will ship 40 to 50 tools over FY22 and FY23 across all product lines.

The Company is partnering with industry-leading contract manufacturers to support the capacity expansion required to achieve rapid revenue growth. Management is implementing processes to meet the increased demand.

Revasum, Inc.	5

OPERATIONAL UPDATE

Executive Leadership Appointments

During the fiscal year Rebecca Shooter-Dodd was appointed to the roles of President and Chief Executive Officer (CEO) & Executive Director. Ms. Shooter-Dodd was previously the Company's Chief Financial and Operating Officer (CFOO), and Company Secretary.

Ms. Shooter-Dodd has made a significant contribution to Revasum since joining the firm in January 2019, initially as Corporate Controller. She was promoted to CFO in November 2020 and took on the additional operating role in May this year. She was previously an auditor in BDO’s assurance practice in Sydney and London, and is an ICAEW Charted Accountant, licensed in the UK.

In her capacity as CFOO, Ms. Shooter-Dodd was instrumental in bringing the 6EZ Silicon Carbide (SiC) Wafer Polisher to the market and overseeing the first sales and the initial steps in the tool's commercialization. Under her management, business margins have significantly improved, a sizeable backlog of equipment orders has positioned the Company well for growth in the remainder of the financial year, and she led a successful A$7.9M capital raise.

Dr. Karey Holland was also appointed to the role of Chief Technology Officer (CTO). Dr. Holland oversees the research and development of the Company's silicon and silicon carbide wafer processing equipment and technology. She is leading the drive to increase Revasum's wafer grinding and polishing equipment offering while enhancing existing product capabilities.

For more than 30 years, Dr. Holland has led advances in chemical mechanical planarization (CMP) and photolithography and specialized in advanced semiconductor transistor fabrication, including metrology, etch, deposition and interconnect technologies.

Semiconductor Capital Equipment & SiC Market Update

Global fab equipment spending for front-end facilities is expected to Increase 10% YOY in 2022 to an all-time high of over US$98 billion. This is the third consecutive year of substantial growth following increases of 39% in 2021 and 17% in 2020. The industry last saw three consecutive years of growth from 2016 to 2018, more than 20 years after a three-year run in the mid-1990s.1

This provides an exceptional market opportunity for Revasum, with demand for capital equipment at unprecedented levels, reflected in the increasing sales order backlog over the last six months.

Carmakers and automotive suppliers are embracing 800-V drive systems to reduce electric vehicle (EV) weight, achieve much faster charging, and ensure longer driving ranges. That is pushing SiC semiconductors to the forefront in EV powertrains and other applications where power density, energy efficiency, and reliability are critical design considerations.

Most recently Vitesco Technologies announced a huge order for 800 V SiC inverters from an undisclosed major US automaker. The order is worth more than €1 billion euro ($1.13 billion) and will result in the supply of "millions" of inverters.2

As more automakers switch to SiC inverters for electric vehicles, demand for SiC is expected to increase exponentially. Demand for 6-inch SiC wafers is growing rapidly, with a forecast CAGR of 33% between 2020 and 2025, while CAGR of 183% is expected for 8-inch SiC wafers during the same period.3

Revasum is a part of the rapidly growing SiC industry with incredible opportunity over the coming years.

[1]	https://www.semi.org/en/news-media-press-releases/global-fab-equipment-spending-projected-to-log-record- high-in-2022-to-mark-third-consecutive-year-of-growth-semi-reports
[2]	https://www.vitesco-technologies.com/en-us/press/22-01-10
[3]	YOLE Power SiC Market & Technology Report 2020

Revasum, Inc.	6

DIRECTORS’ REPORT

The directors present their report for Revasum, Inc. (“Revasum” or “Company”) together with the financial statements on the Consolidated Entity (referred to hereafter as the “Consolidated Entity” or “Group”) consisting of the Company and its subsidiary for the fiscal period ended 2 January 2022 and the auditor’s report thereon.

DIRECTORS

The following persons were directors of the Company during the whole of the fiscal period and up to the date of this report, unless otherwise stated:

Kevin Landis	Chairman, Non-Executive Director (Appointed Chairman 27 September 2021)
Rebecca Shooter-Dodd	President and CEO & Executive Director (Appointed 13 September 2021, previously CFOO)
Ryan Benton	Independent Non-Executive Director
Paul Mirabelle	Independent Non-Executive Director
Vivek Rao	Chairman & Independent Non-Executive Director (Resigned 27 September 2021)

PRINCIPAL ACTIVITIES

Revasum designs, manufactures, and markets a portfolio of semiconductor processing equipment. The Group’s product portfolio includes grinding, polishing and chemical mechanical planarization (CMP) equipment (also referred to as ‘‘systems”) used to manufacture substrates and devices for the global semiconductor industry.

The systems that Revasum manufactures are a key part of the production chain in manufacturing and processing wafers sized 200mm and below that are used to make microchips, sensors, LEDs, RF devices and power devices which are commonly used in connected IoT devices, cellphones, wearables, automotive, 5G and industrial applications.

No significant change in the nature of these activities occurred during the fiscal period.

REVIEW OF OPERATIONS AND FINANCIAL RESULTS

Revenue for the period ended 2 January 2022 decreased by 11% to $13.71 million (3 Jan 2021: $15.37 million), including systems revenue of $7.50 million (3 Jan 2021: $9.88 million).

For the period ended 2 January 2022, the net operating loss was $1.97 million (3 Jan 2021: $9.16 million).

GOING CONCERN

The consolidated financial statements of the Group have been prepared on a Going Concern basis, which indicates the continuity of business activities and realization of assets and settlement of liabilities in the normal course of business.

As disclosed in the consolidated financial statements, the consolidated entity’s loss after income tax for the period ended 2 January 2022 was $1.97 million (3 January 2021: $9.16 million) and the consolidated entity’s net cash outflows from operating activities for the period ended 2 January 2022 were $2.22 million (3 January 2021: $5.49 million). As at the fiscal period end date, the consolidated entity has net current assets of $9.43 million (3 January 2021: $5.26 million) and total net assets of $15.82 million (3 January 2021: $11.99 million).

The Directors believe that there are reasonable grounds to conclude that the consolidated entity will continue as a going concern, after consideration of the following factors:

•	The Company has a total backlog (defined as confirmed purchase orders not yet shipped) of $8.7 million as at 18 January 2022, comprised of $6.3 million equipment backlog and $2.4 million spares, service and other backlog;
•	Operating cash outflows for the year were reduced to $2.22 million, and the Company closed the fiscal year with a cash balance of $4.3 million and no debt;
•	Subsequent to the fiscal year end the Company secured an $8 million Growth Capital Facility with SQN Venture Partners, further details of which are included in Note 22, events after the reporting period; and
•	The ongoing expansion of market opportunities as a result of the development and production of new products.

Accordingly, the directors believe the consolidated entity will be able to continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the consolidated financial report.

Revasum, Inc.	7

DIRECTORS’ REPORT

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Group during the fiscal period.

DIVIDENDS

No dividends were paid or proposed during the period ended 2 January 2022 and the Company does not intend to pay any dividends for the fiscal period (3 Jan 2021: $Nil).

PRESENTATION CURRENCY

The functional and presentation currency of the Group is United States Dollars. The financial report is presented in United States Dollars with all references to dollars, cents or $’s in these financial statements presented in US currency, unless otherwise stated.

ROUNDING OF AMOUNTS

Unless otherwise stated, amounts have been rounded to the nearest thousand United States Dollars.

JURISDICTION OF INCORPORATION

The Company is incorporated in the State of Delaware, United States of America and is a registered foreign entity in Australia. As a foreign company registered in Australia, the Company is subject to different reporting and regulatory regimes than Australian companies.

DELAWARE LAW, CERTIFICATE OF INCORPORATION AND BYLAWS

As a foreign Company registered in Australia, the Company will not be subject to Chapters 6, 6A, 6B and 6C of the Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). Under the provisions of Delaware General Corporation Law (“DGCL”), shares are freely transferable subject to restrictions imposed by US federal or state securities laws, by the Company’s certificate of incorporation or bylaws, or by an agreement signed with the holders of the shares at issue. The Company’s amended and restated certificate of incorporation and bylaws do not impose any specific restrictions on transfer. However, provisions of the DGCL, the Company’s Certificate of Incorporation and the Company’s Bylaws could make it more difficult to acquire the Company by means of a tender offer (takeover), a proxy contest or otherwise, or to remove incumbent officers and Directors of the Company. These provisions could discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

MATTERS SUBSEQUENT TO THE END OF THE FISCAL PERIOD

On 2 February 2022, 1,000,000 options with an exercise price of $0.73 were granted to employees.

On 18 February 2022 the Company secured a growth capital facility from SQN Venture Partners, LLC ('SQN'). The facility will provide up to $8 million in debt financing to accelerate new product development and provide the working capital necessary to support rapid growth. The funds are available in two tranches as follows:

•	$5 million funded upon execution of the facility on 18 February 2022 (‘Tranche 1’)
•	$3 million available to the Company upon achieving YTD Purchase Orders for the 7AF-HMG and 6EZ of at least $12 million by 30 September 2022 (‘Tranche 2’)

The loan has an interest rate of 9.75% per annum. Tranche I has an interest only period of 12 months, but can extend an additional 6 months upon achievement of Tranche II. Tranche II has an interest only period of 12 months. The facility matures in 42 months. The Company also granted SQN Venture Partners warrants to purchase shares of the Company’s stock equal to 10% of the Total Loan Amount with an exercise price of $0.01/share.

No other matter or circumstance has arisen since 2 January 2022 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future fiscal years.

Revasum, Inc.	8

DIRECTORS’ REPORT

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

The Group’s core growth strategy involves continuing its strong market-driven product development focus in order to continue to capitalize on strong growth in demand for 200mm substrate and device fabrication capacity. The Group’s growth strategy also includes:

1.	Increasing sales, marketing and product demonstration capabilities to secure new customers and help expedite the conversion of existing pipeline customers;
2.	Expanding the product portfolio which in turn increases the addressable market size; and
3.	Continuing two customer-led product development projects, which are expected to add incremental sales and further enable Revasum to capitalize on key market trends.

CORPORATE GOVERNANCE

The Company, as a Delaware incorporated corporation listed on the ASX, seeks to achieve substantive compliance with the governance recommendations set out in the ‘Corporate Governance Principles and Recommendations 4th Edition’, published by the ASX Corporate Governance Council (the ASX Principles). The Company’s Corporate Governance Statement can be viewed at https://investors.revasum.com/investor-centre/.

ENVIRONMENTAL REGULATION

The Group is not subject to any significant environmental regulation under United States of America legislation. The Group is committed to the sustainable management of environmental, health, and safety (EHS) concerns as a core business principle. This includes ensuring compliance with all applicable government standards and regulations and providing a safe and healthy workplace, while reducing our environmental footprint. We integrate health, safety, and environmental considerations into all aspects of our business, including product design and services, to provide productive and responsible solutions by:

•	Striving for zero accidents through the application of an EHS Management System;
•	Implementing pollution prevention control strategies; and
•	Committing to continual improvement for our customers, Company, and personnel of the Group.

The Board of Directors considers that adequate systems are in place to manage the Group’s obligations and is not aware of any breach of environmental requirements as they relate to the Group.

SHARE OPTIONS AND RESTRICTED STOCK UNITS

Options to acquire shares and restricted stock units to be issued shares (“RSUs”) in the Company were granted both during the period, and also subsequent to the fiscal year end. The number of options and RSUs outstanding as at the date of this report, and all other movements in share options and RSUs, are disclosed in Note 19 to the financial statements.

SECURITIES ON ISSUE

The Company has the following securities on issue as of 2 January 2022:

Shares of common stock	106,267,204 (of which 89,605,359 are held as CDIs)
Options to acquire shares of common stock	8,252,905
Restricted Stock Units	81,405

INFORMATION ON DIRECTORS

Kevin Landis

Chairman, Non-Executive Director

Experience and expertise:

Kevin joined the Board in 2016 and is the CEO and CIO of Firsthand Capital Management, an investment management firm he founded in 1994. Firsthand Capital Management is the investment adviser to Firsthand Technology Value Fund, Inc. (NASDAQ: SVVC), a publicly traded venture capital fund. Kevin has over two decades of experience in engineering, market research, product management and investing in the technology sector. Kevin is Firsthand’s nominee director to the board of Revasum, Inc.

Special responsibilities:	Member of the Audit and Risk Committee. Chairman of the Remuneration and Nomination Committee.
Other directorships:	Non-executive director of Pivotal Systems Corporation (ASX: PVS).

Revasum, Inc.	9

DIRECTORS’ REPORT

INFORMATION ON DIRECTORS (CONTINUED)

Rebecca Shooter-Dodd

President and CEO & Executive Director

Experience and expertise:

Rebecca was appointed as President and CEO & Executive Director in September 2021. Rebecca joined Revasum in January 2019, initially as Corporate Controller. She was promoted to CFO in November 2020, and CFOO in May. She was previously an auditor in BDO’s assurance practice in Sydney and London, and is an ICAEW Charted Accountant, licensed in the UK.

Special responsibilities:	None.
Other directorships:	None.
Ryan Benton
Non-Executive Director
Experience and expertise:

Ryan joined Revasum as CFO in September 2018 bringing over 25 years of finance, operations, and transaction experience. Ryan resigned from this role in November 2020, and now serves as CFO of Tempo Automation. Prior to this role, he served as CFO of BrainChip Holdings Ltd (ASX: BRN) and CEO and Board Member at Exar Corporation (NYSE: EXAR), which was acquired by MaxLinear Corporation (NASDAQ: MXL) in May 2017. Previous roles included senior and consulting positions at ASM International NV (NASDAQ: ASMI), and eFunds Corporation (NASDAQ: EFDS).

Special responsibilities:	Member of the Audit and Risk Committee. Member of the Remuneration and Nomination Committee.
Other directorships:	Non-executive director and Audit Committee Chairman of Pivotal Systems Corporation (ASX: PVS) and ACE Convergence Acquisition Corporation (NASDAQ: ACEVU).
Paul Mirabelle
Independent Non-Executive Director
Experience and expertise:

Paul is a business executive based in Australia with extensive leadership experience across both private and public companies, specializing in strategy, international growth, mergers and acquisitions, and private equity-backed ventures. Paul has extensive commercial experience, most recently as Asia Pacific Regional Director at Amplifon, the global leader in audiology, a role he has held since 2010.

Special responsibilities:	Chairman of the Audit and Risk Committee. Member of the Remuneration and Nomination Committee.
Other directorships:	Independent non-executive director of Vita Group Limited (ASX: VTG).

DIRECTORS’ INTEREST IN EQUITY INSTRUMENTS OF THE COMPANY

The directors of the Group are shown together with their holdings of common stock, options and RSUs, held directly or indirectly:

	Direct		Indirect
	Common Stock	Options/RSUs	Common Stock	Options/RSUs
Kevin Landis	-	-	-	-
Rebecca Shooter-Dodd	-	1,574,960	-	-
Ryan Benton	600,088	2,046,405	-	-
Paul Mirabelle	38,572	275,000	-	-
	638,660	3,896,365	-	-

Revasum, Inc.	10

DIRECTORS’ REPORT

REMUNERATION REPORT

EXECUTIVE COMPENSATION

This section discusses the principles underlying our policies and decisions with respect to the compensation of our named executive officers, and all material factors relevant to an analysis of these policies and decisions. Our named executive officers for the fiscal period ended 2 January 2022 were:

•	Rebecca Shooter-Dodd	President & Chief Executive Officer (appointed 13 September 2021 – previously CFOO)

COMPONENTS OF EXECUTIVE COMPENSATION

The principal components of our executive compensation are base salary, cash bonuses and long-term incentives. Our Remuneration and Nomination Committee consider that each component of executive compensation must be evaluated and determined with reference to competitive market data, individual and corporate performance, our recruiting and retention goals and other information we deem relevant.

Our executive officers are also eligible to participate in our 401(k)-retirement plan.

The terms of each named executive officer’s compensation are derived from the employment agreements the Company has entered into with them.

The components of the executive compensation packages for our named executive officers for the fiscal period were as follows:

Rebecca Shooter-Dodd – President & Chief Executive Officer (appointed 13 September 2021, previously CFOO)

Ms. Shooter-Dodd received a fixed remuneration package of US$300,000 per annum. Ms. Shooter-Dodd was also eligible to participate in various customary employee benefit programs maintained by Revasum and is eligible for an annual discretionary bonus as determined by the Board or the Remuneration and Nomination Committee. The following table sets out the executive compensation (excluding share options and RSUs issued) paid to our named executive officers under the above employment contracts during the fiscal period ended 2 January 2022:

Executive Officer	Base Salary	Cash Bonus	401(K)	Total
	(Gross $)	$	$	$
Rebecca Shooter-Dodd	259,039	-	-	259,039
	$259,039	-	$-	$259,039

NON-EXECUTIVE DIRECTORS’ COMPENSATION

The non-executive directors for the fiscal period ended 2 January 2022 were as follows:

•	Ryan Benton	Non-Executive Director;
•	Kevin Landis	Chairman & Non-Executive Director;
•	Paul Mirabelle	Independent Non-Executive Director; and
•	Vivek Rao	Chairman & Independent Non-Executive Director (Resigned 27 September 2021).

The following table sets out the compensation (excluding share options and RSUs issued) paid to each of our non-executive directors during the fiscal period ended 2 January 2022, which does not include Mr. Landis, who did not receive compensation for his service as a director:

Non-Executive Director	Directors’ Fees ($)
Ryan Benton	$60,000
Paul Mirabelle	60,000
Vivek Rao	45,000
$165,000

The Company has entered into non-executive director agreements with Mr. Benton and Mr. Mirabelle whereby they are entitled to receive US$60,000 per annum for their role as a non-executive director.

Revasum, Inc.	11

DIRECTORS’ REPORT

INDEMNITY AND INSURANCE OF DIRECTORS AND OFFICERS

The Company has indemnified directors and executives of the Company for costs incurred, in their capacity as a director or officer, for which they may be held personally liable, except where there is a lack of good faith.

INDEMNITY AND INSURANCE OF AUDITOR

The Company has not, during or since the end of the fiscal year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor. During the fiscal year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

NON-AUDIT SERVICES

The external auditor did not provide non-audit services to the Company during the period ended 2 January 2022.

PROCEEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought or intervened in on behalf of the Company. On behalf of the directors

Kevin Landis
Chairman and Non-Executive Director
24 February 2022
San Jose, California, USA

Revasum, Inc.	12

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

(in thousands, except share and per share amounts)

	Note	2 Jan 2022	3 Jan 2021
Revenue	2	$13,710	$15,368
Cost of goods sold		(8,867)	(10,480)
Gross profit		4,843	4,888
Gross margin		35.3%	31.8%
Expenses
Research & development	3	(4,606)	(4,173)
Selling & marketing	3	(2,178)	(2,857)
General & administrative	3	(3,532)	(4,016)
Intangibles impairment	11	-	(2,976)
Stock based compensation	19	229	207
Total expenses		(10,087)	(13,815)
Operating loss		(5,244)	(8,927)
Finance income		8	11
Finance expenses		(107)	(240)
Other income	16(b)	3,378	-
Net loss before income tax expense		(1,965)	(9,156)
Income tax expense	4	-	-
Net loss for the period		$(1,965)	$(9,156)
Other comprehensive income for the period, net of tax		-	-
Total comprehensive loss for the period attributable to the members of Revasum, Inc.		$(1,965)	$(9,156)
Loss per share attributable to the members of Revasum, Inc.:
Basic and diluted loss per share	5	$(0.02)	$(0.12)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Revasum, Inc.	13

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 2 JANUARY 2022

(in thousands)

	Note	2 Jan 2022	3 Jan 2021
Assets
Current assets
Cash and cash equivalents	6	$4,311	$1,364
Trade and other receivables	7	1,750	2,765
Inventories - net	8	7,541	6,798
Other current assets	9	1,817	390
Total current assets		15,419	11,317
Non-current assets
Property, plant and equipment – net	10	2,819	3,079
Right-of-use asset		1,295	1,943
Intangible assets - net	11	2,968	3,792
Other non-current assets		41	59
Total non-current assets		7,123	8,873
Total assets		$22,542	$20,190
Liabilities
Current liabilities
Trade and other payables	12	$2,530	$2,237
Customer deposits	13	2,055	113
Deferred revenue		219	71
Employee benefits	14	265	214
Warranty provision	15	214	256
Borrowings, current	16	-	2,500
Lease liabilities, current	20	708	668
Total current liabilities		$5,991	$6,059
Non-current liabilities
Borrowings, non-current	16	-	723
Lease liabilities, non-current	20	728	1,418
Total non-current liabilities		728	2,141
Total liabilities		$6,719	$8,200
Net assets		$15,823	$11,990

Contributed equity	17	$49,996	$43,610
Share-based payment reserve	19	434	1,022
Accumulated losses		(34,607)	(32,642)
Total equity		$15,823	$11,990

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Revasum, Inc.	14

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

(in thousands)

	Contributed equity	Share-based payment reserve	Accumulated losses	Total equity
Balance at 5 January 2020	$43,407	$1,407	$(23,486)	$21,328
Loss after income tax expense for the period	-	-	(9,156)	(9,156)
Other comprehensive loss for the period, net of tax	-	-	-	-
Total comprehensive loss for the period	$-	$-	$(9,156)	$(9,156)
Transactions with owners in their capacity as owners:
Shares issued on vesting of RSUs (Note 19)	154	(154)	-	-
Shares issued on the exercise of options (Note 19)	49	(24)	-	25
Share-based payments (Note 19)	-	(207)	-	(207)
Balance at 3 January 2021	$43,610	$1,022	$(32,642)	11,990
Loss after income tax expense for the period	-	-	(1,965)	(1,965)
Other comprehensive loss for the period, net of tax	-	-	-	-
Total comprehensive loss for the period	$-	$-	$(1,965)	$(1,965)
Transactions with owners in their capacity as owners:
Issue of Share Capital (Note 17)	5,729	-	-	5,729
Shares issued on vesting of RSUs (Note 19)	226	(226)	-	-
Shares issued on the exercise of options (Note 19)	316	(133)	-	183
Shares issued on former CEO settlement (Note 21)	115	-		115
Share-based payments (Note 19)	-	(229)	-	(229)
Balance at 2 January 2022	$49,996	$434	$(34,607)	$15,823

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Revasum, Inc.	15

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

(in thousands)

	Note	2 Jan 2022	3 Jan 2021
Cash flows used in operating activities
Receipts from customers		$16,678	$12,258
Payments to suppliers and employees		(18,789)	(17,592)
Interest received		8	18
Interest paid		(118)	(177)
Taxes paid		-	-
Net cash used in operating activities	6	$(2,221)	$(5,493)
Cash flows used in investing activities
Payments for property, plant and equipment		(152)	(85)
Payments for capitalized development costs		-	(433)
Net cash used in investing activities		$(152)	$(518)
Cash flows from financing activities
Proceeds from the exercise of share options		183	31
Proceeds from borrowings	16(b)	1,165	4,413
Repayment of borrowings	16(a)	(1,000)	(3,148)
Proceeds from equity capital raise	17	6,122	-
Costs of equity capital raise	17	(394)	-
Lease principal repayments		(756)	(759)
Net cash from financing activities		$5,320	$537

Net increase/(decrease) in cash and cash equivalents		2,947	(5,474)
Cash and cash equivalents at the beginning of the fiscal period		1,364	6,838
Cash and cash equivalents at the end of the period	6	$4,311	$1,364

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Revasum, Inc.	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out either in the respective notes or below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The financial statements are for the Group including Revasum, Inc. and its subsidiary.

BASIS OF PREPARATION

These general-purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”). The financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The financial statements comprise the consolidated financial statements of the Group which is a for-profit entity for financial reporting purposes under Australian Accounting Standards.

Historical cost convention

The consolidated financial statements, except for the cash flow information, have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed throughout the financial statements.

BASIS OF CONSOLIDATION

The consolidated financial statements comprise the financial statements of the Group as at the end of the reporting period. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)
•	Exposure, or rights, to variable returns from its involvement with the investee, and
•	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee
•	Rights arising from other contractual arrangements
•	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of profit and loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

GOING CONCERN

The consolidated financial statements of the Group have been prepared on a Going Concern basis, which indicates the continuity of business activities and realization of assets and settlement of liabilities in the normal course of business.

As disclosed in the consolidated financial statements, the consolidated entity’s loss after income tax for the period ended 2 January 2022 was $1.97 million (3 January 2021: $9.16 million) and the consolidated entity’s net cash outflows from operating activities for the period ended 2 January 2022 were $2.22 million (3 January 2021: $5.49 million). As at the fiscal period end date, the consolidated entity has net current assets of $9.43 million (3 January 2021: $5.26 million) and total net assets of $15.82 million (3 January 2021: $11.99 million).

Revasum, Inc.	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

GOING CONCERN (CONTINUED)

The Directors believe that there are reasonable grounds to conclude that the consolidated entity will continue as a going concern, after consideration of the following factors:

•	The Company has a total backlog (defined as confirmed purchase orders not yet shipped) of $8.7 million as at 18 January 2022, comprised of $6.3 million equipment backlog and $2.4 million spares, service and other backlog;
•	Operating cash outflows for the year were reduced to $2.22 million, and the Company closed the fiscal year with a cash balance of $4.3 million and no debt;
•	Subsequent to the fiscal year end the Company secured an $8 million Growth Capital Facility with SQN Venture Partners, further details of which are included in Note 22, events after the reporting period; and
•	The ongoing expansion of market opportunities as a result of the development and production of new products.

Accordingly, the directors believe the consolidated entity will be able to continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the consolidated financial report.

ROUNDING OF AMOUNTS

Amounts in this report have been rounded off to the nearest thousand United States dollars, except share and per share amounts.

FUNCTIONAL CURRENCY

The financial statements are presented in US dollars, which is the functional and presentational currency of the Group. There has been no change in the functional and presentational currency of the Group.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items held at fair value are reported at the exchange rate at the date when the fair values were determined.

Exchange differences arising on the translation of monetary items are recognized in profit or loss.

Exchange differences arising on the translation of non-monetary items are recognized directly in other comprehensive income to the extent that the underlying gain or loss is directly recognized in other comprehensive income; otherwise the exchange difference is recognized in profit or loss.

CURRENT AND NON-CURRENT CLASSIFICATION

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is current when it is expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is current when it is expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

NEW, REVISED OR AMENDED ACCOUNTING STANDARDS ADOPTED

The Group has retrospectively adopted, as at the date of incorporation, all of the new, revised or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the International Financial Reporting Interpretations Committee (IFRIC) that are relevant to its operations and effective for the year commencing 4 January 2021. There was no material impact on the group’s financial statements on the adoption of these Standards and Interpretations.

Revised or amending Accounting Standards or Interpretations that are not yet mandatory for the year ended 2 January 2022 have not been early adopted.

Revasum, Inc.	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 2. REVENUE

Revenue consists of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Systems revenue	$7,505	$9,879
Service, spares and other revenue	6,205	5,489
	$13,710	$15,368

Accounting policy for revenue recognition

The Group has disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revasum recognizes revenue from systems and spares when the Customer obtains control of the Group’s product, which occurs at a point in time, typically upon leaving the Group’s factory. Taxes collected from customers relating to this revenue and remitted to governmental authorities are excluded from revenues. The Group expenses incremental costs of obtaining a contract as and when incurred because the expected amortization period of the asset that the Group would have recognized is one year or less and the commission rate on the future orders, if any, is commensurate with the commission rate on the initial sale. Revenues from systems and spares are recorded at the net sales price (transaction price), which includes estimates of variable consideration for which reserves are established and which result from discounts, returns, and other allowances that are offered within contracts between the Group and its customers.

Other revenue is recognized when the related services are performed or when the revenue is earned.

Disaggregation of revenue

The Group derives its revenue from the transfer of goods and services at a point in time. The table above provides a breakdown of revenue by major business line. The categories above depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic data. As disclosed in note 24, the Group has one operating segment.

NOTE 3. EXPENSES

Net loss before income tax expense includes the following specific expenses (in thousands):

	2 Jan 2022	3 Jan 2021
Research & development
Salary and benefits	$2,184	$2,120
Travel	91	23
Amortization of capitalized development (Note 11)	828	434
Other	1,503	1,596
	$4,606	$4,173
Selling & marketing
Salary and benefits	$1,260	$1,752
Commissions and bonuses	221	295
Travel	193	117
Other	504	693
	$2,178	$2,857
General & administrative
Salary and benefits	$1,234	$1,580
Former CEO Settlement (Note 21)	471	-
Other	1,827	2,436
	$3,532	$4,016

Revasum, Inc.	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 3. EXPENSES (CONTINUED)

Accounting policy for expenses

Research costs

Expenditure on research activities, undertaken with the prospect of obtaining new technical knowledge and understanding, is recognized in the statement of profit or loss and other comprehensive income as an expense when it is incurred.

Other expenses

Other expenses are classified according to their function, as selling & marketing or general & administrative, include expenses mainly related with facilities, materials and depreciation.

NOTE 4. INCOME TAX EXPENSE

Income tax expense consists of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Deferred tax expense	$-	$-
Current tax expense	-	-
Aggregate income tax expense	$-	$-

Effective tax rate reconciliation (in thousands):

	2 Jan 2022	3 Jan 2021
Loss before income tax expense	$(1,965)	$(9,156)
Tax at the statutory tax rate of 21% (2020: 21%)	(413)	(1,922)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Temporary differences	1,655	(814)
Permanent differences	(774)	8
Unutilized losses carried forward	1,497	2,728
Income tax expense	$-	$-

Based on historical losses and the expectation of future losses, management cannot conclude that it is more likely than not that the net deferred tax assets will be fully realizable. Accordingly, the Group has provided a full valuation allowance against its net deferred tax assets for the fiscal years ended 2 January 2022 and 3 January 2021.

As of 2 January 2022, the Group had federal and state net operating loss carry forwards of approximately $36.7 million and $24.3 million (2020: federal $32.0 million and state $25.0 million), respectively, available to reduce future taxable income, if any. The net operating loss carry forwards will expire beginning 2036 for both federal and California income tax purposes. Beginning in 2018, federal net operating losses are carried forward indefinitely.

As of 2 January 2022, the Group had federal and state research credit carry forwards of $1.2 million (2020: $1.0 million) and $0.9 million (2020: $0.7 million). Federal tax credits begin to expire in 2038. The state tax credits have no expiration date.

Utilization of the net operating loss carry forwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Accounting policy for income tax

The income tax expense for the year comprises current income tax expenses and deferred tax expenses.

Current income tax expense charged to the profit or loss in the tax payable on taxable income for the current period. Current tax liabilities are measured as the amounts expected to be paid to the relevant tax authority using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the year as well as unused tax losses.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled, and their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Revasum, Inc.	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 4. INCOME TAX EXPENSE (CONTINUED)

Deferred tax assets relating to temporary differences and unused tax losses are only recognized to the extent that it is probably that future taxable profit will be available against which the benefits of the deferred tax asset can be utilized.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Critical accounting judgements, estimates and assumptions

The Group is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on the Group's current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

NOTE 5. LOSS PER SHARE

The calculation of the basic and diluted loss per share is based on the following information (in thousands, except share and per share amounts):

	2 Jan 2022	3 Jan 2021
Reconciliation of earnings used in calculating earnings per share
Loss attributable to ordinary equity holders of Revasum, Inc.	$(1,965)	$(9,156)

	No. of shares	No. of shares
Reconciliation of shares used in calculating earnings per share
Opening balance	78,998,473	78,008,441
Shares issued on vesting of RSUs & exercise of options (29-May-2020)	-	790,032
Shares issued on exercise of options (11-Nov-2020)	-	100,000
Shares issued on exercise of options (18-Nov-2020)	-	100,000
Shares issued on exercise of options (01-Feb-2021)	568,365	-
Shares issued on equity raise – institutional (11-Feb-2021)	19,773,273	-
Shares issued on exercise of options (12-Feb-2021)	646,510	-
Shares issued on equity raise – retail (23-Feb-2021)	2,797,965	-
Shares issued on exercise of options (24-Mar-2021)	2,391,275	-
Shares issued on exercise of options (1-Apr-2021)	450,000	-
Shares issued on settlement with former CEO (16-Sep-2021)	350,550	-
Shares issued on vesting of RSUs (15-October-2021)	244,209	-
Shares issued on exercise of options (3-Nov-2021)	46,584	-
	106,267,204	78,998,473
Weighted average number of ordinary shares	102,539,531	78,513,680
Basic and diluted loss per share	$(0.02)	$(0.12)

Preferred stock and options to acquire ordinary shares that would be dilutive if the Group was generating a profit have been excluded from the weighted average number of issued ordinary shares as the Group is generating a loss.

Revasum, Inc.	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 6. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Cash at bank	$906	$652
Call deposits	3,405	712
	$4,311	$1,364

There are no restrictions or limitations on the use of cash and cash equivalents.

Accounting policy for cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less or that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Reconciliation of Cash Flow from Operations with net loss for the period (in thousands):

	2 Jan 2022	3 Jan 2021
Net loss for the year	$(1,965)	$(9,155)
Depreciation expense	549	498
Amortization expense	828	434
Impairment of intangible assets	-	2,976
Share-based payment expense	(229)	(207)
Share settlement with former CEO	115	-
Right of use asset – depreciation	648	669
Right of use asset – interest	-	137
Transfer of PPE to WIP	-	195
PPP loans forgiven	(3,394)	-
Change in operating assets and liabilities
Decrease/(increase) in trade and other receivables	1,015	(944)
(Increase)/decrease in inventories - net	(743)	3,370
(Increase)/decrease in other assets	(1,427)	303
Increase/(decrease) in trade and other payables	281	(1,487)
Increase/(decrease) in deferred revenue	149	(202)
Increase/(decrease) in customer deposits	1,942	(1,964)
Increase/(decrease) in employee benefits	51	(82)
Decrease in warranty provision	(41)	(34)
Net cash outflow from operating activities	$(2,221)	$(5,493)

Revasum, Inc.	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 7. TRADE AND OTHER RECEIVABLES

Trade and other receivables consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Trade receivables	$1,510	$2,454
Accrued income	240	311
	$1,750	$2,765

Trade receivables past due but not impaired (in thousands):

Months overdue	2 Jan 2022	3 Jan 2021
1 to 3 months	$67	$780
4 to 6 months	63	357
7 to 9 months	-	-
Over 9 months	-	-
	$130	$1,137

Amounts are considered as ‘past due’ when the debt has not been settled within the terms and conditions agreed between the Group and the customer or counter party to the transaction. Receivables that are past due are assessed for impairment by ascertaining solvency of the debtors and are provided for where there are specific circumstance indicating that the debt may not be fully repaid to the Group. Trade receivables that were past due but not impaired relate to a number of independent customers for whom there is no history of default.

Accounting policy for trade and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment. Trade receivables generally have 30 to 90 day payment terms.

Collectability of trade receivables is reviewed on an ongoing basis in accordance with the expected credit loss (“ECL”) model. Credit losses are measured at the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

The ECL assessment completed by the Group as at 2 January 2022 has resulted in an immaterial credit loss and no impairment allowance has been recognized by the Group (3 January 2021: $Nil).

Critical accounting judgements, estimates and assumptions

The provision for impairment of receivables and the ECL calculation assessment requires a degree of estimation and judgment. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor’s financial position.

NOTE 8. INVENTORIES - NET

Inventories consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Raw materials	$5,270	$6,268
Work in progress	3,142	1,985
Finished goods	1,138	1,138
Inventories - gross	$9,550	$9,391
Less: Provision for impairment of inventories	(2,009)	(2,593)
Inventories - net	$7,541	$6,798

Revasum, Inc.	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 8. INVENTORIES – NET (CONTINUED)

Accounting policy for inventory

Raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value on a 'first in first out' basis. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

The Group’s inventories are concentrated in high-technology parts and components that may be specialized in nature or subject to rapid technological obsolescence. These factors are considered in estimating required reserves to state inventories at the lower of cost or net realizable value (“NRV”). NRV is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Critical accounting judgements, estimates and assumptions

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and other factors that affect inventory obsolescence.

NOTE 9. OTHER CURRENT ASSETS

Other current assets consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Prepaid expenses	$452	$352
Advances on purchases	1,365	38
	$1,817	$390

NOTE 10. PROPERTY, PLANT AND EQUIPMENT – NET

Property, plant and equipment consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Leasehold improvements - at cost	$116	$92
Less: Accumulated depreciation	(66)	(45)
Leasehold improvements - net	$50	$47

Plant and equipment - at cost	$4,029	$3,778
Less: Accumulated depreciation	(1,279)	(784)
Plant and equipment - net	$2,750	$2,994

Leased equipment	$71	$71
Less: Accumulated depreciation	(52)	(33)
Leased equipment - net	$19	$38
Property, plant and equipment - net	$2,819	$3,079

Revasum, Inc.	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 10. PROPERTY, PLANT AND EQUIPMENT – NET (CONTINUED)

Movements (in thousands):

	Leasehold improvements	Plant & equipment	Leased equipment	Total
Balance at 5 January 2020	$67	$3,567	$54	$3,688
Additions	-	85	-	85
Transfer to inventory- work in progress	-	(196)	-	(196)
Disposals - net	-	-	-	-
Depreciation expense	(20)	(462)	(16)	(498)
Balance at 3 January 2021	$47	$2,994	$38	$3,079
Additions	24	265	-	289
Transfer to inventory- work in progress	-	-	-	-
Disposals - net	-	-	-	-
Depreciation expense	(21)	(509)	(19)	(549)
Balance at 2 January 2022	$50	$2,750	$19	$2,819

Reconciliation of depreciation expense (in thousands):

	2 Jan 2022	3 Jan 2021
Depreciation allocated to research & development	$523	$458
Depreciation expensed to cost of goods sold	26	40
Total depreciation expense	$549	$498

Accounting policy for property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the assets carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Plant and equipment are depreciated, and leasehold improvements are amortized, over their estimated useful lives using the straight-line method.

Accounting policy for property, plant and equipment (continued)

The expected useful lives of the assets are as follows:

Plant & equipment	3-10 years
Leasehold improvements	over the shorter of the useful life and the remaining lease term
Leased equipment	over the shorter of the useful life and the remaining lease term

The residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date or when there is an indication that they have changed.

A carrying amount is written down immediately to its recoverable amount if the carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the statement profit or loss and other comprehensive income.

Critical accounting judgements, estimates and assumptions

Estimation of useful lives of assets

The Group determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Revasum, Inc.	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 11. INTANGIBLE ASSETS - NET

Intangible assets consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Capitalized development costs – at cost	$9,123	$9,123
Less: Accumulated amortization	(1,292)	(468)
Less: Accumulated Impairment	(4,863)	(4,863)
Intangible assets - net	$2,968	$3,792

Capitalized development costs
Balance at 5 January 2020	$6,770
Additions	432
Amortization	(434)
Impairment	(2,976)
Balance at 3 January 2021	3,792
Amortization	(824)
Balance at 2 January 2022	$2,968

Accounting policy for capitalized development costs

Development costs on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale.
•	Its intention to complete and its ability and intention to use or sell the asset.
•	How the asset will generate future economic benefits.
•	The availability of resources to complete the asset.

The costs that are eligible for capitalization of development costs are the following:

•	Engineers’ compensation for time directly attributable to developing the project.
•	An allocated amount of direct costs, such as overhead related to the project and the facilities they occupy.
•	Costs associated with testing of the product for market.
•	Patents acquisition and registration costs (patents, application fees, and legal fees).
•	Other direct developing costs that are incurred to bring the product to market.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. Development costs are amortized on a straight-line basis over the period of expected future sales from the related project which is 5 years. Amortization is recorded in profit or loss.

Critical accounting judgements, estimates and assumptions

Capitalized development costs

The Group capitalizes development costs for a project in accordance with the above accounting policy. Initial capitalization of cost is based on management’s judgement that technological and economic feasibility is confirmed. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of the benefits.

Revasum, Inc.	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 11. INTANGIBLE ASSETS – NET (CONTINUED)

Impairment of intangible assets

The Group assesses impairment of intangible assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate several key estimates and assumptions.

Assessment of carrying values

The recoverable amounts were determined based on value-in-use calculations using cash flow projections covering a five-year period, which are based on strategic plans and forecasts approved by the Board of Directors. Estimates beyond the five-year period are calculated using terminal growth rates that are applicable to the trading environment in which the CGU operates. As disclosed in Note 24 of the report, the Company is considered to be one CGU.

Key assumptions used in assessment

The valuation used to support the carrying amounts of intangible assets are based on forward looking key assumptions that are, by nature, uncertain. The nature and basis of the key assumptions used to estimate future cash flows and the discount rates used in the projections, when determining the recoverable amount of the CGU, are set out below:

•	Operating cash flows – Operating cash flow projections are extracted from the most recent approved strategic plans or forecasts that relate to the existing asset base. The cash flow projections for a five-year period have been determined based on expectations of future performance. Key assumptions in the cash flows include sales volume growth, cost of sales, costs of doing business and the anticipated success of capitalized development projects. The assumptions are based on expectations of market demand and operational performance. Cash flow projections are based on risk-adjusted forecasts allowing for estimated changes in the business, the competitive trading environment, legislation and economic growth.

•	Discount rates – Discount rates are based on the weighted average cost of capital (“WACC”) for the Group. The calculation of WACC is market-driven and key inputs include target capital structure, equity beta, market risk premium and risk-free rate of return and debt risk premium. The pre-tax discount rate used was 16.36%.

•	Terminal growth rates – Cash flows beyond the projection period are extrapolated indefinitely using estimated long-term growth rates applicable to the trading environment in which the Company operates. A terminal growth rate of 2.00% was applied.

Results of assessment

At 2 January 2022, management have prepared a value-in-use calculation to assess the recoverable amount of the CGU at year end. The valuation supported the recoverable amount at the reporting date and no additional impairment has been recognized during the financial year.

Sensitivity to changes in key assumptions

The enterprise value of the CGU is in line with the current carrying value of the CGU. Any future events that result in adverse changes to forward assumptions would accordingly result in further impairment. As at the assessment date, no reasonably likely change in key assumptions would cause the carrying amount of the CGU to exceed the recoverable amount.

NOTE 12. TRADE AND OTHER PAYABLES

Trade and other payables consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Trade payables	$1,668	$1,542
Accrued expenses	862	695
	$2,530	$2,237

Accounting policy for trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the fiscal year and which are unpaid. Due to their short-term nature they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Revasum, Inc.	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 13. CUSTOMER DEPOSITS

Customer deposits consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Customer deposits on sales	$2,055	$113
	$2,055	$113

Accounting policy for customer deposits

These amounts represent deposits for sales provided to the Group in accordance with contract terms. Due to their short-term nature they are measured at amortized cost.

NOTE 14. EMPLOYEE BENEFITS

Employee benefits consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Provision for annual leave	$265	$214
	$265	$214

Accounting policy for employee benefits

Provision for annual leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the balances are settled.

NOTE 15. WARRANTY PROVISION

Warranty provision consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Warranty provision	$214	$256
	$214	$256

Accounting policy for warranty provision

The provision represents the estimated warranty claims in respect of products sold which are still under warranty at the reporting date. The provision is estimated based on historical warranty claim information, sales levels and any recent trends that may suggest future claims could differ from historical amounts.

Critical accounting judgements, estimates and assumptions

In determining the level of provision required for warranties the Group has made judgements in respect of the expected performance of the products, the number of customers who will actually claim under the warranty and how often, and the costs of fulfilling the conditions of the warranty. The provision is based on estimates made from historical warranty data associated with similar products and services.

NOTE 16. BORROWINGS

Borrowings includes the following liabilities carried at amortized cost (in thousands):

	2 Jan 2022	3 Jan 2021
Current
Bridge Bank Loan (a)	$-	$1,000
Paycheck Protection Program Loan (b)	-	1,500
Non-current
Bridge Bank Loan (a)	-	-
Paycheck Protection Program Loan (b)	-	723
	$-	$3,223

Revasum, Inc.	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 16. BORROWINGS (CONTINUED)

(a)   Bridge Bank Loan

Movements in borrowings (in thousands):

	2 Jan 2022	3 Jan 2021
Opening Balance	$1,000	$1,931
Proceeds from Bridge Bank Loan	-	2,200
Interest accrued on facility	8	73
Interest paid on facility	(8)	(73)
Repayment of Bridge Bank Loan Principal	(1,000)	(3,148)
Amortization of transaction costs	-	17
Closing Balance	$-	$1,000

During the year the Company had a US$8.0 million working capital revolving credit line (“Revolving Credit Line”) with Bridge Bank, a division of Western Alliance Bank (NYSE: WAL). The amount of liquidity available under the US$8.0 million Revolving Credit Line is based upon the Company’s balances and composition of eligible customer receivables and inventory, as well as other factors. Amounts borrowed under the Revolving Credit Line mature and become due and payable in 24 months, unless extended by the parties. The Revolving Credit Line bears interest at a rate equal to 0.5% above the Prime Rate.

During the year the Company fully repaid and closed the Revolving Credit Line.

(b)   Paycheck Protection Program Loan

Movements in borrowings (in thousands):

	2 Jan 2022	3 Jan 2021
Opening Balance	$2,223	$-
Proceeds from Paycheck Protection Loan	1,165	2,213
Interest accrued on facility	6	10
Loan principal forgiveness	(3,378)	-
Interest accrued forgiveness	(16)
Closing Balance	$-	$2,223

On 21 April 2020, the Company received loan proceeds of US$2,213,100 under the Paycheck Protection Program (“PPP”) provisions of the CARES Act. On 27 January 2021, the Company received further loan proceeds of US$1,165,370 under the PPP provisions of the CARES Act.

The PPP provides a mechanism for forgiveness of up to the full amount borrowed, as long as the borrower uses the loan proceeds for eligible purposes, including payroll costs, certain benefits costs, rent and utilities costs or other permitted purposes, and maintains its payroll levels, subject to certain other requirements and limitations. The amount of loan forgiveness is subject to reduction for numerous reasons, including if the borrower has recently terminated employees or reduce salaries.

The PPP Loan is evidenced by a promissory note (“Note”) given by the Company as borrower to Western Alliance Bank, an Arizona Corporation, as the lender. The PPP Loan is unsecured and is guaranteed by the U.S. Small Business Administration. The interest rate on the Note is 1.0% per annum. Any unforgiven portion of the PPP Loan is payable over a two-year term, with payments deferred for seven months from the date of the Note. The Company is permitted to prepay the Note at any time without payment of any premium.

The Company received full forgiveness of the first-round loan including all interest accrued in the amount of US$2,213,100 on June 17, 2021. The Company received full forgiveness of the second-round loan including all interest accrued in the amount of US$1,165,370 on December 24, 2021.

Accounting policy for borrowings

Borrowings are initially valued at the fair value of consideration received net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.

Revasum, Inc.	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 17. CONTRIBUTED EQUITY

Contributed equity consisted of the following:

	2 Jan 2022		3 Jan 2021
	Shares	US$’000	Shares	US$’000
Shares of Common Stock	106,267,204	$49,996	78,998,473	$43,610
	106,267,204	$49,996	78,998,473	$43,610

Issued capital

Shares of common stock are classified as equity.

Incremental costs directly attributable to the issue of new shares, warrants or options are shown in equity as a deduction, net of tax, from the proceeds.

Movements in common stock:

	Shares	US$’000
Balance as at 5 January 2020	78,008,441	43,407
Shares issued on vesting of RSUs (Note 19)	153,217	154
Shares issued on exercise of Options (Note 19)	826,815	49
Balance as at 3 January 2021	78,998,473	43,610
Shares of Common Stock issued on equity capital raise (a)	22,571,238	6,122
Issuance cost of equity capital raise (a)	-	(393)
Shares issued on vesting of RSUs (Note 19)	244,209	226
Shares issued on exercise of Options (Note 19)	4,102,734	316
Shares issued on ex-CEO Settlement (Note 21)	350,550	115
Balance as at 2 January 2022	106,267,204	49,996

(a)   Equity Capital Raise

During the fiscal year, the Company undertook a pro rata accelerated non-renounceable entitlement offer of new shares of common stock (“New Shares”) and CHESS Depositary Interests (“New CDIs”) (“New Securities”) to raise A$7.9 million (US$6.1 million) (“Entitlement Offer”).

Under the Entitlement Offer, Revasum issued 22,571,238 New Securities at an offer price of A$0.35 per New Security. Eligible security holders were entitled to subscribe for 1 New Share (for eligible security holders in the United States) or 1 New CDI (for eligible security holders outside the United States) for every 3.5 Shares or CDIs held at the record date for the Entitlement Offer.

19,773,273 shares were issued on 11 February 2021, with a further 2,797,965 shares issued on 23 February 2021. The New Shares rank equally with the shares of common stock already on issue in all respects.

Costs of US$0.4 million were incurred as a result of the equity capital raise.

Terms and conditions of contributed equity

The holders of shares of common stock participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid shares of common stock have a par value of $0.0001 and the Company has a limited amount of authorized capital of 226,128,108 shares, 174,128,108 of which are designated “Common Stock” and 52,000,000 of which are designated “Common Prime Stock”. As at the fiscal year end date, no Common Prime Stock was on issue.

The holders of Common Stock are entitled to one vote for each share of common stock held at the meetings of stockholders. There shall be no cumulative voting. They are also entitled to receive, when, as and if declared by the Board, out of any assets of the Company legally available therefore, any dividends as may be declared from time to time by the Board.

In connection with the Company’s IPO and ASX listing in 2018, certain stockholders entered into an escrow agreement with the Company under which the stockholder agreed, among other things, to certain restrictions and prohibitions for a period of time (the “Lock-Up Period”), from engaging in transactions in the shares of Common Stock (including Common Stock in the form of CDIs), shares of Common Stock that may be acquired upon exercise of a stock option, warrant or other right, and shares of Common Stock that arise from such Common Stock (collectively, the “Restricted Securities”).

Revasum, Inc.	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 17. CONTRIBUTED EQUITY (CONTINUED)

The Restricted Securities shall automatically be converted into shares of Common Prime Stock, on a one for one basis if the Company determines, in its sole discretion, that the stockholder breached any term of the stockholder’s escrow agreement or breached the official listing rules of the ASX relating to the Restricted Securities. Any shares of Common Stock converted to Common Prime Stock under these terms should be automatically converted back into shares of Common Stock, on a one for one basis, upon the earlier to occur of (i) the expiration of the Lock-Up Period in the escrow agreement or the (ii) breach of the listing rules being remedied, as applicable. All shares were released from escrow as of December 4th, 2020.

Terms and conditions of contributed equity

The holders of Preferred Stock are entitled to the number of voting rights equal to the number of shares of Common Stock into which such shares of Preferred Stock held by such holder could then be converted. The Preferred Stockholders are eligible to vote on all matters on which the Common Stockholder is entitled to vote.

NOTE 18. CAPITAL MANAGEMENT

Capital managed by the Board comprises contributed equity totaling $50.0 million (2020: $43.6 million). When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity. Managed capital is disclosed on the face of the statement of financial position and comprises contributed equity and reserves.

Management may adjust the capital structure to take advantage of favorable costs of capital or higher returns on assets. As the market is constantly changing, management may issue new shares or sell assets to raise cash, change the amount of dividends to be paid to shareholders (if at all) or return capital to shareholders.

During the fiscal period ending 2 January 2022 management did not pay a dividend and does not expect to pay a dividend in the foreseeable future. The Group encourages employees to be shareholders through the 2017 Omnibus Incentive Plan (Note 19).

There were no changes in the Group’s approach to capital management during the year. Risk management policies and procedures are established with regular monitoring and reporting.

Neither the Company nor its subsidiary are subject to externally imposed capital requirements.

NOTE 19. SHARE BASED PAYMENTS

2017 Omnibus Incentive Plan (2017 Plan)

The Company’s Amended and Restated 2017 Omnibus Incentive Plan (2017 Plan) provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, incentive awards, other stock-based awards, dividend equivalents and cash awards to directors, employees, consultants and contractors. Only employees of the Company are eligible to receive incentive stock options.

The 2017 Plan is administered by the Remuneration and Nomination Committee. Subject to the provisions of the 2017 Plan and the ASX Listing Rules, the administrator of the 2017 Plan generally has the authority to, among other things, construe and interpret all provisions of the 2017 Plan; approve persons to receive awards; approve the form and terms of awards and terms of vesting, exercisability and payment of awards; determine the number of Shares subject to awards; adopt, amend and rescind rules and regulations pertaining to the administration of the 2017 Plan; and accelerate the time at which any award may be exercised, become transferable or nonforfeitable or be earned and settled including, without limitation, in the event of a participant’s death, disability, retirement or involuntary termination of employment or service or in connection with a change in control of the Company.

In the event of certain corporate events or changes in the Company’s capitalization, the administrator will make adjustments to the number of Shares reserved for issuance under the 2017 Plan, the exercise prices of and the number of Shares subject to outstanding options and stock appreciation rights, and the purchase prices of and/or number of Shares subject to other outstanding awards, subject to compliance with applicable rules and regulations, including the ASX Listing Rules.

In the event of an acquisition or other combination, any or all outstanding awards may be assumed, converted or replaced by the successor or acquiring entity or may be substituted for equivalent awards granted by the successor or acquiring entity. Any awards not assumed or replaced in the acquisition or combination will terminate, without accelerating vesting on the date of such acquisition or combination.

Revasum, Inc.	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 19. SHARE BASED PAYMENTS (CONTINUED)

Subject to compliance with applicable law, including the ASX Listing Rules, the Board has the authority to amend or terminate the 2017 Plan at any time and the ability to amend any outstanding awards under the 2017 Plan, provided that no such amendment or termination may materially adversely impair the rights of the participant with respect to such outstanding awards without the participant’s consent. Certain amendments require the approval of the Shareholders. Unless earlier terminated, the 2017 Plan will terminate in 2027.

Share based payment reserve (in thousands):

	2 Jan 2022	3 Jan 2021
Options issued to directors, employee and consultants (a)	$373	$448
Restricted stock units (‘RSUs’) issued to employees and consultants (b)	61	574
Total share-based payment reserve:	$434	$1,022

Share based payment expense (in thousands):

	2 Jan 2022	3 Jan 2021
Options issued to directors, employee, and consultants (a)	$58	$(61)
Restricted stock units (‘RSUs’) issued to employees and consultants (b)	(287)	(146)
Total share-based payment expense:	$(229)	$(207)

(a) Options issued as share based payments

The Company grants stock options to its employees, directors, and consultants for a fixed number of shares with an exercise price equal to or greater than the fair value of the common stock at the date of grant and expire no later than 10 years from the date of grant.

(in thousands, except share and per share amounts)

	WAEP $	Share options Number	Share-Based Payment Reserve
Opening balance as at 5 January 2020	0.28	13,617,605	$533
Expense in the period		-	283
Granted	0.21	2,524,960	-
Exercised	0.03	(836,815)	(24)
Forfeited	0.54	(4,172,945)	(344)
Expired		-	-
Closing balance as at 3 January 2021	0.19	11,132,805	$448
Expense in the period		-	240
Granted	0.29	2,700,000	-
Exercised	0.03	(4,102,734)	(133)
Forfeited	0.55	(1,477,166)	(182)
Expired		-	-
Closing balance as at 2 January 2022	0.24	8,252,905	$373

Revasum, Inc.	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 19. SHARE BASED PAYMENTS (CONTINUED)

Option Pricing Model

For all share options issued during the fiscal year, the fair value of the equity-settled share options granted is estimated as at the date of grant using a Black Scholes Option Pricing Model. The following tables list the inputs to the models used for the valuation of options granted in the period ended 2 January 2022.

			Grant Date
	1-Mar-21	1-Mar-21	1-Mar-21	3-May-21	3-May-21	3-May-21
Number of options issued	300,000	200,000	100,000	350,000	250,000	100,000
Fair value at measurement date US$	0.265	0.265	0.265	0.212	0.212	0.212
Share price at Grant date US$	0.35	0.35	0.35	0.28	0.28	0.28
Exercise price US$	0.35	0.35	0.35	0.28	0.28	0.28
Expected volatility %	132	132	132	132	132	132
Risk free interest rate %	2.24	2.24	2.24	2.24	2.24	2.24
Expected life of options in years	3	3	3	3	3	3
Vesting conditions	Type 1	Type 2	Type 3	Type 1	Type 4	Type 5

		Grant Date
	20-May-21	10-Sep-21	10-Sep-21	10-Sep-21
Number of options issued	400,000	500,000	300,000	200,000
Fair value at measurement date US$	0.114	0.235	0.235	0.235
Share price at Grant date US$	0.15	0.31	0.31	0.31
Exercise price US$	0.15	0.31	0.31	0.31
Expected volatility %	132	132	132	132
Risk free interest rate %	2.24	2.24	2.24	2.24
Expected life of options in years	3	3	3	3
Vesting conditions	Type 6	Type 1	Type 7	Type 2

Vesting conditions
Type 1	25% of the options vest on the one-year anniversary of the date of grant, with the remaining 75% vesting on a monthly basis in equal amounts over the following 36 months.
Type 2	20,000 options vest upon receipt of first ten (10) customer Purchase Orders for a 6EZ polisher at prices and terms agreed by the Board of Directors.
Type 3	10,000 options vest upon receipt of first ten (10) customer Purchase Orders for a 6EZ polisher at prices and terms agreed by the Board of Directors.
Type 4	(1) 62,500 shares will become vested on the first anniversary of the Date of Grant, (2) 62,500 shares shall become vested on the second anniversary of the Date of Grant, (3) 62,500 shares shall become vested on the third anniversary of the Date of Grant (vesting will be accelerated to the first anniversary of the date of grant if the Company’s revenue is at least 95% of the revenue forecast provided in the Company’s 2021 AOP, (4) 62,500 shares shall become vested on the fourth anniversary of the Date of Grant (vesting will be accelerated to the second anniversary of the date of grant if the Company’s revenue is at least 95% of the revenue forecast provided in the Company’s 2022 AOP.
Type 5	(1) 25% of the Shares shall vest upon the issuance of the Company’s 2021 Appendix 4D and Half Year Report prior to August 31, 2021, and (2) 50% of the Shares shall vest upon the issuance of the Company’s 2021 Annual Report prior to February 28, 2022, and (3) 25% of the Shares shall vest upon the issuance of the Company’s 2022 Appendix 4D and Half Year Report prior to August 31, 2022.

Revasum, Inc.	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 19. SHARE BASED PAYMENTS (CONTINUED)

Type 6	On the First Vesting Date 30,000 of the Shares will become Vested Shares, and on the same day of each succeeding calendar month thereafter (or if there is no such day in any month, then the last day of such calendar month), an additional 4,146 of the Shares shall vest.
Type 7	(1) 1/4th of the Shares will become vested on the later to occur of (a) first anniversary of grant or (b) PO for new CMP tool (or equivalent) has been received and accepted by the Company; (2) 1/4th of the Shares will become vested on the later to occur of (a) second anniversary of grant or (b) PO for new CMP tool (or equivalent) has been received and accepted by the Company; (3)1/4th of the Shares will become vested on the later to occur of (a) third anniversary of grant or (b) PO for new CMP tool (or equivalent) has been received and accepted by the Company; (4) 1/4th of the Shares will become vested on the later to occur of (a) fourth anniversary of grant or (b) PO for new CMP tool (or equivalent) has been received and accepted by the Company.

The expected dividend yield for all options granted during these periods was nil. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

(b)    Restricted Stock Units issued as share based payments

(in thousands, except share and per share amounts)

	RSU Number	Share-Based Payment Reserve
Opening balance as at 5 January 2020	2,401,087	$874
Expense in the period	-	(146)
Issued during the year	-	-
Converted during the year	(153,217)	(154)
Forfeited during the year	(651,231)	-
Closing balance as at 3 January 2021	1,596,639	$574
Expense in the period	-	66
Issued during the year	-	-
Converted during the year	(244,209)	(226)
Forfeited during the year	(1,271,025)	(353)
Closing balance as at 2 January 2022	81,405	$61

Restricted Stock Units Pricing Model

The fair value of the equity-settled restricted stock units granted throughout the year is estimated as at the date of grant with reference to the IPO price, discounted accordingly for lack of marketability and non-controlling interest.

Accounting policy for share-based payments

The Company provides benefits to directors, employees and consultants in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights to acquire or be issued shares (equity-settled transactions) via the 2017 Omnibus Incentive Plan (“the Plan”).

The terms of the share options are as determined by the Board. The cost of these equity-settled transactions to employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a Black & Scholes model.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

Revasum, Inc.	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 19. SHARE BASED PAYMENTS (CONTINUED)

At each subsequent reporting date until vesting, the cumulative charge to the statement of profit or loss and other comprehensive income is the product of (i) the grant date fair value of the award; (ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and (iii) the expired portion of the vesting period.

The charge to the statement of profit or loss and other comprehensive income for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding credit to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not the market condition is fulfilled, provided that all other conditions are satisfied.

If a non-vesting condition is within the control of the Company or the employee, the failure to satisfy the condition is treated as a cancellation. If a non-vesting condition within the control of neither the Company nor employee is not satisfied during the vesting period, any expense for the award not previously recognized is recognized over the remaining vesting period, unless the award is forfeited.

Critical accounting judgements, estimates and assumptions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black Scholes option pricing model, using the assumptions noted above.

NOTE 20. LEASE LIABILITIES

Lease liabilities consisted of the following (in thousands):

	2 Jan 2022	3 Jan 2021
Current	$708	$668
Non-current	728	1,418
	$1,436	$2,086

Net present value of lease liabilities (in thousands):

	Less than 6 months	6 to 12 months	Between 1 and 5 years	Total
Lease payments	$379	$379	$757	$1,515
Finance charges	(25)	(25)	(29)	(79)
	$354	$354	$728	$1,436

Accounting policy for lease liabilities

Where a lease is identified at inception, the Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate.

Revasum, Inc.	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 20. LEASE LIABILITIES (CONTINUED)

On initial recognition, the carrying value of the lease liability also includes:

•	amounts expected to be payable under any residual value guarantee;
•	the exercise price of any purchase option granted in favour of the group if it is reasonably certain to assess that option; and
•	any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Variable lease payments are only included in measuring the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term.

Subsequently, the lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

NOTE 21. RELATED PARTY TRANSACTIONS

Subsidiaries

The consolidated financial statements include the financial statements of Revasum, Inc. and the following subsidiary:

		Beneficial interest
Name	Country of incorporation	2 Jan 2022	3 Jan 2021
Revasum Australia, Inc.	United States of America	100%	100%

Key management personnel

The following persons were identified as key management personnel of Revasum during the fiscal period ended 2 Jan 2022:

Rebecca Shooter-Dodd	President and CEO & Executive Director	Appointed 13 September 2021 (previously CFOO)
Kevin Landis	Chairman & Non-Executive Director
Ryan Benton	Independent Non-Executive Director
Paul Mirabelle	Independent Non-Executive Director
Vivek Rao	Chairman & Independent Non-Executive Director	Resigned 27 September 2021

Compensation

The compensation paid to directors and key management personnel for the fiscal year ended 2 Jan 2022 is as follows:

	Base Salary (Gross)	Cash Bonus	401(K)	Directors’ Fees	Total 2 Jan 2022	Total 3 Jan 2021
	$	$	$	$	$	$
Rebecca Shooter-Dodd	259,039	-	-	-	259,039	70,461
Kevin Landis	-	-	-	-	-	-
Ryan Benton	-	-	-	60,000	60,000	139,814
Paul Mirabelle	-	-	-	60,000	60,000	60,000
Vivek Rao	-	-	-	45,000	45,000	60,000
	259,039	-	-	165,000	424,039	330,275

Revasum, Inc.	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 21. RELATED PARTY TRANSACTIONS (CONTINUED)

Share options granted to directors and other key management personnel during the fiscal year:

	Class of underlying shares	2 Jan 2022 Number	3 Jan 2021 Number
Rebecca Shooter-Dodd	Common Stock	500,000	1,074,960
Kevin Landis	Common Stock	-	-
Ryan Benton	Common Stock	-	-
Paul Mirabelle	Common Stock	200,000	-
Vivek Rao	Common Stock	200,000	-
		900,000	1,074,960

Transactions with related parties

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting dates.

Loans to and from related parties

There were no loans to or from related parties at the current and previous reporting dates.

Financial instrument balances held with related parties

Related party name	Nature of related party relationship	Financial instrument type	Number of instruments held 2 Jan 2022		Number of instruments held 3 Jan 2021
Firsthand Funds	Nominee director	Common stock	69,361,889		53,948,136
Ryan Benton	Director	Common stock	600,088		276,795
Paul Mirabelle	Director	Common stock	38,572		30,000
Vivek Rao	Director	Common stock	-	*	22,605
			70,000,549		54,277,536

Share options and Restricted Stock Units held by related parties

Related party name	Nature of related party relationship	Financial instrument type	Number of instruments held 2 Jan 2022		Number of instruments held 3 Jan 2021
Ryan Benton	Director	Stock Options	1,965,000		1,965,000
Ryan Benton	Director	RSUs	81,405		325,614
Paul Mirabelle	Director	Stock Options	275,000		75,000
Vivek Rao	Director	Stock Options	-	*	75,000
Rebecca Shooter-Dodd	CEO & Director	Stock Options	1,574,960		1,074,960
			3,896,365		3,515,574

*	Instruments were not disposed of but are no longer disclosed due to Mr. Rao ceasing to be a KMP and related party following his resignation on 27 September 2021.

Settlement with Former CEO

On 6 September 2021 the Company reached a settlement and release agreement with its former Chief Executive Officer, Mr. Jerry Cutini, on terms agreeable to the parties. The material terms of the settlement agreement are outlined below.

As part of the settlement agreement, Mr. Cutini will receive a total gross amount of US$307,500, to be paid out in twelve (12) monthly installments of US$25,625, with payments to commence on 1 October 2021. Mr. Cutini will also receive a lump sum payment of US$48,275 on 7 September 2021. All such payments will be subject to all required tax withholdings. In addition, the Company issued 350,550 shares of common stock to Mr. Cutini on 7 September 2021 as part of the settlement. The fair value of these shares as at the date of issue was US$115,250, and this expense is included in other general and admin spend in the statement of profit and loss and other comprehensive income. The settlement also includes mutual releases of claims by both the Company and Mr. Cutini, bringing this matter to a close.

Revasum, Inc.	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 22. EVENTS AFTER THE REPORTING PERIOD

On 2 February 2022, 1,000,000 options with an exercise price of $0.73 were granted to employees.

On 18 February 2022 the Company secured a growth capital facility from SQN Venture Partners, LLC ('SQN'). The facility will provide up to $8 million in debt financing to accelerate new product development and provide the working capital necessary to support rapid growth. The funds are available in two tranches as follows:

•	$5 million funded upon execution of the facility on 18 February 2022 (‘Tranche 1’)
•	$3 million available to the Company upon achieving YTD Purchase Orders for the 7AF-HMG and 6EZ of at least $12 million by 30 September 2022 (‘Tranche 2’)

The loan has an interest rate of 9.75% per annum. Tranche I has an interest only period of 12 months, but can extend an additional 6 months upon achievement of Tranche II. Tranche II has an interest only period of 12 months. The facility matures in 42 months. The Company also granted SQN Venture Partners warrants to purchase shares of the Company’s stock equal to 10% of the Total Loan Amount with an exercise price of $0.01/share.

No other matter or circumstance has arisen since 2 January 2022 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future fiscal years.

NOTE 23. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and other price risks, ageing analysis for credit risk and liquidity risk.

Risk management is carried out by senior finance executives (“Finance”). Risk management includes identification and analysis of the risk exposure of the Group and appropriate procedures, controls and risk limits. Finance identifies, evaluates and hedges financial risks within the Group’s operating units. Finance reports to the Board on a quarterly basis.

The Group financial instruments consist mainly of deposits with banks, accounts receivables and payables, financial liabilities, and borrowings. The directors consider that the fair value of financial assets and liabilities approximates their carrying amounts.

(in thousands)
	2 Jan 2022	3 Jan 2021
Financial assets
Cash and cash equivalents	$4,311	$1,364
Trade and other receivables	1,750	2,765
	$6,061	$4,129
Financial liabilities
Trade and other payables	2,530	2,237
Customer deposits	2,055	113
Lease liabilities	1,436	2,086
Borrowings	-	3,223
	$6,021	$7,659

Liquidity Risk

Liquidity Risk arises from the possibility that the Group may encounter difficulty in settling its debt or otherwise meeting its obligations related to financial liabilities. The Group manages liquidity by monitoring forecast cash flows and ensuring that adequate liquid cash balances are maintained.

Revasum, Inc.	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 23. FINANCIAL RISK MANAGEMENT (CONTINUED)

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements (in thousands):

2 Jan 2022	Less than 6 months	6 to 12 months	Between 1 and 2 years	Total contractual cashflow
Trade and other payables	$2,530	$-	$-	$2,530
Customer deposits	2,055	-	-	2,055
Lease liabilities	354	354	728	1,436
Borrowings	-	-	-	-
	$4,939	$354	$728	$6,021

3 Jan 2021	Less than 6 months	6 to 12 months	Between 1 and 2 years	Total contractual cashflow
Trade and other payables	$2,237	$-	$-	$2,237
Customer deposits	113	-	-	113
Lease liabilities	335	333	1,418	2,086
Borrowings	1,000	1,500	723	3,223
	$3,685	$1,833	$2,141	$7,659

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s cash and cash equivalents and receivables from customers (refer to Note 6 or further disclosure on this matter).

Cash and cash equivalents

The Group limits its exposure to credit risk by only investing in liquid securities and only with counterparties that have an acceptable credit rating.

Trade and other receivables

The Group operates primarily in developing, manufacturing and selling a portfolio of semiconductor processing equipment and has trade receivables. There is risk that these receivables may not be recovered, and the Group monitors its receivables balances and collections on a monthly basis to mitigate any risk. The Group monitors the expected credit loss model and values trade and other receivables accordingly.

Currency Risk

The Group is exposed to fluctuations in foreign currencies arising from the purchase of goods and services in currencies other than the transacting entity’s functional currency.

NOTE 24. OPERATING SEGMENTS

For operating purposes, the Group is organized into one main operating segment, focused on the technological design, development, manufacture and sale of semiconductor processing equipment.

All the activities of the Group are interrelated, and each activity is dependent on the others. Accordingly, all significant operating disclosures are based upon analysis of the Group as one segment. The financial results from this segment are equivalent to the financial statements of the Group as a whole.

Revasum, Inc.	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 24. OPERATING SEGMENTS (CONTINUED)

Geographically, the Group has the following revenue information based on the location of its customers (in thousands):

	2 Jan 2022	3 Jan 2021
North America	$6,269	$10,496
Asia	2,923	3,576
Europe	4,518	1,296
	$13,710	$15,368

The following customers accounted for more than 10% of revenues:

Customer A	21%	2%
Customer B	18%	13%
Customer C	11%	38%
	50%	53%

NOTE 25. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Group has no other material contingent liabilities or contingent assets as at 2 January 2022 (3 January 2021: $Nil).

NOTE 26. AUDITOR’S REMUNERATION

During the fiscal year, the following fees were paid or payable for audit services provided by BDO:

	2 Jan 2022	3 Jan 2021
Audit services
Audit or review of financial statements – BDO Audit Pty Ltd	$148,610	$187,020
	$148,610	$187,020

NOTE 27. PARENT ENTITY INFORMATION

(in thousands)
	Note	2 Jan 2022	3 Jan 2021
Current assets		$15,419	$11,317
Non-current assets		7,123	8,873
Total assets		$22,542	$20,190
Current liabilities		5,991	4,559
Non-Current liabilities		728	3,641
Total liabilities		$6,719	$8,200
Net Assets		$15,823	$11,990

Contributed equity	17	$49,996	$43,610
Share based payment reserve	19	434	1,022
Accumulated losses		(34,607)	(32,642)
Total shareholders’ equity		$15,823	$11,990

Loss of the parent entity		$(1,965)	$(9,156)
Total comprehensive income of the parent entity		$(1,965)	$(9,156)

Revasum, Inc.	40

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL PERIOD ENDED 2 JANUARY 2022

NOTE 27. PARENT ENTITY INFORMATION (CONTINUED)

Guarantees entered into by the parent entity

No guarantees have been entered into by the parent entity during FY2021 or FY2020.

Commitments and contingent liabilities of the parent entity

See Note 25 for details on contingent liabilities of the parent entity.

Revasum, Inc.	41

DIRECTORS’ DECLARATION FOR THE FISCAL YEAR ENDED 2 JANUARY 2022

In accordance with a resolution of the directors of Revasum, Inc., the directors of the Company declare that:

1.	The financial statements and notes thereto, are in accordance with Australian Accounting Standards;

2.	The financial statements and notes thereto, give a true and fair view of the Group’s financial position as at 2 January 2022 and of the performance for the period ended on that date; and

3.	In the directors’ opinion there are reasonable grounds to believe that Revasum, Inc. will be able to pay its debts as and when they become due and payable.

On behalf of the directors

Kevin Landis
Chairman and Non-Executive Director
24 February 2022
San Jose, California, USA

Revasum, Inc.	42

Tel: +61 2 9251 4100	Level 11, 1 Margaret St
Fax: +61 2 9240 9821	Sydney NSW 2000
www.bdo.com.au	Australia

INDEPENDENT AUDITOR'S REPORT

To the members of Revasum, Inc.

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Revasum, Inc. (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 2 January 2022, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial report, including a summary of significant accounting policies and the directors’ declaration.

In our opinion the accompanying financial report of the Group:

(i)	Gives a true and fair view of the Group’s financial position as at 2 January 2022 and of its financial performance for the year ended on that date; and

(ii)	Complies with Australian Accounting Standards.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the Financial Report section of our report. We are independent of the Group in accordance with the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical

Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation.

Revenue Recognition

Key audit matter	How the matter was addressed in our audit

Australian Accounting Standard AASB 15: Revenue from Contracts with Customers (‘AASB 15’) users a five step model to recognise revenue. A number of estimates and judgements are made by management in order to determine the point at which performance obligations are met and when revenue can be recognised.

Due to these factors and the overall significance of revenue to the Group as a key performance indicator, we considered this area to be a key audit matter.

To determine whether revenue was appropriately accounted for and disclosed within the financial statements, we performed, amongst others, the following audit procedures:

• Critically evaluated the revenue recognition policies for all material revenue sources to ensure compliance with AASB 15: Revenue from Contracts with Customers.
• Performed substantive analytical procedures over service, spare parts and other revenues in comparison to prior periods, budget and our expectations.

•    Substantively tested a sample of revenue transactions throughout the financial period and evaluated whether performance obligations (shipment and installation) had been met and revenue recognised in the correct period.

• Performed detailed cut-off testing to ensure that revenue transactions around the period end had been recorded in the correct period.

Other information

The directors are responsible for the other information. The other information comprises the information in the Group’s annual report for the year ended 2 January 2022, but does not include the financial report and the auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website (http://www.auasb.gov.au/Home.aspx) at:

https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf

This description forms part of our auditor’s report.

BDO Audit Pty Ltd

Martin Coyle
Director

Sydney, 24 February 2022

ADDITIONAL SHAREHOLDER INFORMATION

SHAREHOLDER INFORMATION AS AT 16 FEBRUARY 2022

Shareholder Information required by the ASX Listing Rules and not disclosed elsewhere in the Report is set out below.

In accordance with the 4th edition of the ASX Corporate Governance Council’s Principles and Recommendations, the 2021 Corporate Governance Statement, as approved by the Board, is available on the Company’s website at: www.investors.revasum.com/investor-centre/. The Corporate Governance Statement sets out the extent to which Revasum has followed the ASX Corporate Governance Council’s Recommendations during the 2021 financial year.

The information in this section is current as at 16 February 2022 unless otherwise indicated.

The Company has issued a total of 106,267,204 Shares of common stock (Shares) which equates to 106,267,204 Chess Depository Receipts (CDIs). 1 CDI represents the beneficial interest in 1 Share. As at the date of this report, 89,605,359 CDIs are issued and held by 902 CDI Holders which represents 89,605,359 Shares. 16,661,845 Shares are held by 10 shareholders who have not elected to hold Company securities in the form of CDIs.

1.	Substantial shareholders

The number of CDIs held by substantial shareholders and their associates as advised to the ASX are set out below, assuming all shares of common stock are held as CDIs:

Name	Number Shares	Number CDIs	%
Perennial Value Management Limited	13,201,893	13,201,893	12.42
Firsthand Venture Investors	54,218,136	54,218,136	51.02
Firsthand Technology Opportunities Fund	15,413,753	-	14.50

2.	Number of security holders and securities on issue

Revasum has issued the following securities:

(a) 16,661,845 fully paid ordinary shares held by 10 shareholders;

(b) 89,605,359 CDIs held by 902 CDI holders;

(c) 9,252,905 unquoted options held by 22 option holders; and

(d) 81,405 unquoted restricted stock units held by 1 restricted stock unit holders.

Details of the Top 20 Shareholders are set out in section 6 below.

3.	Voting rights

Ordinary shares

At a meeting of the Company’s stockholders, every stockholder present, in person or by proxy is entitled to one vote for each share held on the record date for the meeting on all matters submitted to a vote of stockholders.

CDIs

CDI holders will be entitled to one vote for every one CDI they hold on the record date for the meeting on all matters submitted to a vote of stockholders.

Options

Option holders do not have any voting rights on the options held by them.

Restricted stock units

Restricted stock unit holders do not have any voting rights on the restricted stock units held by them.

Revasum, Inc.	46

ADDITIONAL SHAREHOLDER INFORMATION

4.       Distribution of security holders

Category		Fully Paid Shares of Common Stock
		Total Shareholders	Number of Shares	%
1 -	1,000	-	-	-
1,001 -	5,000	-	-	-
5,001 -	10,000	-	-	-
10,001 -	100,000	6	336,974	2.00
100,001 and over		4	16,324,871	98.00
Total		10	16,661,845	100.00

Category		Chess Depositary Interests (CDIs)
		Total CDI Holders	Number of CDIs	%
1 -	1,000	148	90,770	0.10
1,001 -	5,000	344	962,797	1.07
5,001 -	10,000	148	1,193,848	1.33
10,001 -	100,000	226	6,798,763	7.59
100,001 and over		36	80,559,181	89.90
Total		902	89,605,359	100.00

Category		Unquoted Options
		Total Option Holders	Number of Options	%
1 -	1,000	-	-	-
1,001 -	5,000	-	-	-
5,001 -	10,000	-	-	-
10,001 -	100,000	11	562,500	6.08
100,001 and over		11	8,690,405	93.92
Total		22	9,252,905	100.00

Note that the Unlisted Options as stated above have various exercise prices and expiry dates.

Category		Restricted Stock Units
		Total Option Holders	Number of Options	%
1 -	1,000	-	-	-
1,001 -	5,000	-	-	-
5,001 -	10,000	-	-	-
10,001 -	100,000	1	81,405	100.00
100,001 and over		-	-	100.00
Total		1	81,405	100.00

5.	Unmarketable parcel of shares and CDIs

The number of securityholders holding less than a marketable parcel of CDIs or Shares of Common Stock (being AU$500) is 58 based on the Company’s closing CDI price of A$0.86, on 16 February 2022.

Revasum, Inc.	47

ADDITIONAL SHAREHOLDER INFORMATION

6.	Twenty largest shareholders of quoted equity securities

Chess Depositary Interests

Details of the 20 largest CDI Holders by registered CDI holding are as follows.

	Name	No. of CDIs	% of CDIs on issue
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	53,633,494	59.86
2	NATIONAL NOMINEES LIMITED	11,508,389	12.84
3	WASHINGTON H SOUL PATTINSON AND COMPANY LIMITED	2,700,000	3.01
4	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	1,404,021	1.57
5	MR JERAULD CUTINI	1,399,525	1.56
6	PAT O’CONNOR	793,890	0.89
7	MR DECLAN MCEVOY	690,050	0.77
8	MIBERTY INVESTING PTY LTD	635,000	0.71
9	CASNEY PTY LTD	605,000	0.68
10	BNP PARIBAS NOMINEES PTY LTD	559,068	0.62
11	BULL EQUITIES PTY LTD	500,000	0.56
12	BELINDA REYNA	457,800	0.51
13	REVEL PTY LTD	450,000	0.50
14	APPWAM PTY LTD	422,207	0.47
15	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	410,000	0.46
16	BRUCAR PTY LTD	352,000	0.39
17	BYRON BAY MEDIA PTY LTD	351,450	0.39
18	GILL FAMILY INVESTING PTY LTD	303,000	0.34
19	MR PAUL MASI & MRS ANNE MASI	277,830	0.31
20	J T NOMINEES PTY LTD	269,000	0.30
	Total	77,721,724	86.74
	Balance of register	11,883,635	13.26
	Grand total	89,605,359	100.00

Revasum, Inc.	48

ADDITIONAL SHAREHOLDER INFORMATION

Fully Paid Ordinary Shares of Common Stock

Details of the Shareholders by registered shareholding are as follows.

	Name	No. of Shares	%
1	Firsthand Technology Opportunities Fund	15,413,753	92.51
2	Ryan Benton	600,088	3.60
3	Kevin T Crofton	184,530	1.10
4	Sarah Okada	126,500	0.76
5	Rutgers Chow	92,265	0.55
6	Bill Kalenian	76,500	0.46
7	Riya LLC	75,000	0.45
8	Vivek Rao	46,584	0.28
9	Bryan Allen Benton	46,125	0.28
10	Robert Rhoades	500	0.01
	Total	16,661,845	100.00
	Balance of register	-	-
	Grand total	16,661,845	100.00

7.	Ryan Benton is the Company Secretary appointed under Delaware General Corporation Law.

The Company has not formally appointed an Australian Company Secretary. Mr Danny Davies has been appointed as the Company’s ASX Representative pursuant to ASX Listing Rule 12.6 who is also providing company secretarial services to the Company.

8.	The address and telephone number of the Company’s registered office in Australia; and of its principal administrative office. The Company’s registered office in the USA is: C/O Incorporating Services Ltd, 3500 South Dupont Highway, Dover, Delaware 19901 USA

The Company’s Principal place of business is:

825 Buckley Road, San Luis Obispo, CA, 93401 United States.

T: +1 (805) 541 6424

The Company’s registered Australian office is:

Company Matters Pty Ltd Level

12, 680 George Street, Sydney NSW 2000

T: +61 (02) 8280 7355

9.	The address and telephone number of each office at which a register of securities, register of depositary receipts or other facilities for registration of transfers is kept.

Australian Registry

Link Market Services

Level 12, 680 George Street

Sydney NSW 2000 Australia

T: +61 1300 554 474

United States Registry

Revasum, Inc.	49

ADDITIONAL SHAREHOLDER INFORMATION

American Stock Transfer & Trust Company, LLC

6201, 15th Avenue

Brooklyn, NY 11219

T: +1 (718) 921-8386

10.	The Company’s Securities are not traded on any other exchange other than the ASX.

11.	Review of operations and activities

A detailed review of operations and activities is reported in the Annual Report for the period ending 2 January 2022.

12.	On market buy-back

There is no current on market buy-back.

13.	Statement regarding use of cash and assets.

During the period between 3 January 2021 and 2 January 2022, the Company has used its cash and assets readily convertible to cash that it had at the time of ASX admission in a way consistent with its business objectives set out in the Prospectus dated 9 November 2018.

14.	Other

Revasum is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act 2001 (Cth) dealing with the acquisition of its shares (including substantial holdings and takeovers).

Revasum, Inc.	50